CM

06008777

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATEGIC INVESTORS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 WEST MAIN STREET
(No. and Street)

BOGOTA NEW JERSEY 07603
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE MANALIO (201) 342-9483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J SHEELER, CPA
(Name – *if individual, state last, first, middle name*)

544 LAFAYETTE AVENUE, HAWTHORNE, NEW JERSEY 07506
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUN 20 2006 WASH. D.C. 152

PROCESSED JUN 30 2006 THOMSON FINANCIAL

B

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/28/06

OATH OR AFFIRMATION

I, BRUCE MANALIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRATEGIC INVESTORS CORPORATION, as of APRIL 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

JOHN WESTERMANN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 24, 20

Sworn to and subscribed bef
this 6 day of June

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGIC INVESTORS CORPORATION

FINANCIAL STATEMENTS
APRIL 30, 2006 AND 2005

Richard J. Sheeler & Co. LLP
Certified Public Accountants

STRATEGIC INVESTORS CORPORATION

INDEX TO FINANCIAL STATEMENTS

APRIL 30, 2006 AND 2005

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
John Westermann, C.P.A./C.V.A.
Kwan Ho Choi, C.M.A./C.F.M.

www.sheelercpas.com

544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

To The Board of Directors and Shareholders of
Strategic Investors Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying Balance Sheets of Strategic Investors Corporation as of April 30, 2006 and 2005 and the related Statements of Income, Retained Earnings and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Investors Corporation as of April 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Richard J. Sheeler & Co, LLP

Hawthorne, New Jersey
June 7, 2006

STRATEGIC INVESTORS CORPORATION

BALANCE SHEET

APRIL 30, 2006 AND 2005

ASSETS

	2006	2005
Current Assets:		
Cash	$ 3,147	$ 99
Certificate of Deposit (Note 2)	10,000	10,000
Other Current Assets	113	99
Prepaid Income Taxes	750	750
TOTAL ASSETS	$ 14,010	$ 10,948

LIABILITIES AND SHAREHOLDER'S EQUITY

	2006	2005
Current Liabilities:		
Accrued Expenses	$ -0-	$ -0-
Commissions Payable	264	684
Income Taxes	-0-	-0-
Total Current Liabilities	264	684
Shareholder's Equity:		
Capital Stock, 100 shares authorized, issued and outstanding	5,000	5,000
Additional Paid-In-Capital	5,200	5,200
Retained Earnings	3,546	64
Total Shareholder's Equity	13,746	10,264
Total Liabilities And Shareholder's Equity	$ 14,010	$ 10,948

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED APRIL 30, 2006 AND 2005

	2006	2005
Fee Income	$ 47,673	$ 88,995
Operating Expenses:		
Commission Expense	40,146	84,681
Regulatory Fees	801	1,836
Service Charges	-0-	-0-
Office Expense	395	1,105
Miscellaneous	125	-0-
Bank Service Charges	-0-	83
Insurance	369	369
Professional Fees	600	500
Utilities/Telephone	1,320	487
Total Operating Expenses	43,756	89,061
Income (Loss) before Other Income and Taxes	3,917	(66)
Other Income:		
Interest	315	206
Income (Loss) before Provision and Taxes	-0-	-0-
Provision for Income Taxes	750	-0-
Net Income (Loss)	3,482	140
Retaining Earnings:		
Beginning of year	64	(76)
End of year	$ 3,546	$ 64

See Independent Auditor's Report and accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2006 AND 2005

	2005	2004
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 3,482	$ 140
Net Adjustments to reconcile Net Income to the Net Cash provided by Operating Activities		
(Increase) Decrease in Accounts Receivable	-0-	-0-
(Increase) Decrease in Other Assets	(14)	(37)
(Increase) Decrease in Prepaid Taxes	-0-	-0-
Increase (Decrease) in Accrued Expenses	-0-	(2,196)
Increase(Decrease) in Taxes Payable	-0-	-0-
Increase (Decrease) in Commission Payable	(420)	684
Net Cash Used by Operating Activities	3,048	(1,409)
Net (Decrease) Increase in Cash and Cash Equivalent	3,048	(1,409)
Cash and Cash Equivalents at beginning of year	10,099	11,508
Cash and Cash Equivalents at end of year	$ 13,147	$ 10,099
Supplementary Cash Disclosures:		
Cash Paid for Income Taxes	$ 500	$ 500
Cash Paid for Interest	$ -0-	$ -0-

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED APRIL 30, 2006 AND 2005

	Common Shares	Stock Amount	Paid-in Capital	Retained Earnings
Balance at 4/30/04	100	$ 5,000	$ 5,200	$ (76)
Net Income for the year ended 4/30/05				140
Total	100	$ 5,000	$ 5,200	$ 64
Income (Loss) for the year ended 4/30/06				3,482
Balance at 4/30/06	100	$ 5,000	$ 5,200	$ 3,546

See Independent Auditor's Report and Accompanying Notes to Financial Statements

STRATEGIC INVESTORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2006

Note 1: Organization:

The Company was incorporated on April 22, 1983 under the laws of the State of New Jersey.

Operations commenced during August 1983. The Corporation is licensed to sell shares of mutual funds, variable annuities, and direct participation programs of various investment corporations to the general public.

Note 2: Certificate of Deposit:

	2006	2005
Hudson City Savings-maturing December 15, 2005	$ -0-	$ 10,000
World Savings-maturing December 29, 2006	10,000	-0-
Total	$ 10,000	$ 10,000

Note 3: Summary of Significant Accounting Policies:

Revenue Recognition:

The Company uses the accrual method of accounting in which revenue is recognized as earned. The same method is used for income tax purposes.

Leases:

The Company does not currently lease any real or tangible personal property.

Income Taxes:

The Company has provided for all Federal and State Income Taxes, as necessary, in the financial statements. The Company has already filed the necessary Federal and State Income Tax Returns. For income tax purposes, the Company has adopted the "accrual" method of accounting, recognizing income as earned and expenses as incurred. The income tax expense for the Company was as follows:

April 30,	2006	2005
Federal	$ -0-	$ -0-
State	750	-0-
Total	$ 750	$ -0-

Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
John Westermann, C.P.A./C.V.A.
Kwan Ho Choi, C.M.A./C.F.M.

www.sheelercpas.com

544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To The Board of Directors and Shareholders
Strategic Investors Corporation

Our examination was made for the purpose of forming an opinion on the financial statements taken as a whole. The following supplementary information is presented for purposes of additional analysis, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard J. Sheeler, C.P.A.

June 7, 2006

STRATEGIC INVESTORS CORPORATION

COMPUTATION OF NET CAPITAL

APRIL 30, 2006

1. Total Ownership Equity	$ 13,746
2. Deductions	
3. Total O/E Qualified for Net Capital	13,746
4. Additions	
5. Total Capital and Allowable Deductions	13,746
6. Other Deductions	
7. Other Additions	
8. Net Capital Before Haircuts	13,746
9. Haircuts	
10. Net Capital	$ 13,746

STRATEGIC INVESTORS CORPORATION

RECONCILIATION OF AUDITED NET CAPITAL COMPUTATION

APRIL30, 2006

Net Capital Per Focus Part II A	$ 13,746
Less: Miscellaneous Credit	-0-
Net Adjustments	-0-
Net Capital - Audit	$ 13,746

// Richard J. Sheeler & Co, LLP

Certified Public Accountants and Consultants

Richard J. Sheeler C.P.A./M.B.A.
John Westermann, C.P.A./C.V.A.
Kwan Ho Choi, C.M.A./C.F.M.

www.sheelercpas.com

544 Lafayette Avenue
Hawthorne, New Jersey 07506-2423
Phone: (973) 304-0026
Fax: (973) 304-0062
E-Mail: RJSCPA@aol.com

To The Board of Directors and Shareholders
Strategic Investors Corporation

Our report dated June 7, 2006 as of April 30, 2006 and 2005 and for the years then ended stated that the financial statements present fairly the financial position of Strategic Investors Corporation and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles consistently applied.

In connection with this examination, no material inadequacies were found to exist.

Richard J. Sheeler, C.P.A.